Exhibit 99.1

NaaS Technology Inc. Announces Amendment to Share Incentive Plan

Beijing, June 20, 2023 – NaaS Technology Inc. (Nasdaq: NAAS) (“NaaS” or the “Company”), the first U.S. listed EV charging service company in China, announces that it has amended and restated its previously adopted New 2022 Share Incentive Plan to expand the number of Class A ordinary shares available for grant of awards. This amendment was approved by the board of directors of the Company and takes effect on June 19, 2023. Upon the amendment, the maximum total number of Class A ordinary shares of the Company underlying all awards, whether granted or available to be granted, under the Amended and Restated New 2022 Share Incentive Plan becomes 413,921,180 (from 271,762,423 immediately prior to the amendment) and will be increased on the first day of each fiscal year from January 1, 2024, by an amount equal to 1% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, unless otherwise determined by the board of directors of the Company. No other substantive amendment was made to the previous New 2022 Share Incentive Plan.

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop EV charging solutions to charging stations comprising online EV charging, offline EV charging and innovative and other solutions, supporting every stage of the station lifecycle. As of March 31, 2023, NaaS had connected over 575,000 chargers covering 55,000 charging stations, representing 40% and 49% of China’s public charging market share respectively. On June 13, 2022, the American depositary shares of the Company started trading on Nasdaq under the stock code NAAS.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com